Filed Pursuant to Rule 424(b)(5)
Registration No. 333-120668
Prospectus Supplement No. 4
(To prospectus dated December 17, 2004)
150,000 Warrants
150,000 Shares of Common Stock Underlying the Warrants
Qiao Xing Universal Telephone, Inc.
This prospectus supplement relates to the issuance by us of 150,000 common stock purchase warrants to purchase 150,000 shares of our common stock at $8.125 per share at any time until January 17, 2010. These warrants were issued in connection with certain corporate finance consulting and advisory services rendered to us during 2005. This prospectus supplement also relates to the 150,000 shares which are issuable upon the exercise of the 150,000 warrants. See “Plan of Distribution” on page 3 for more information.
You should read this prospectus supplement, the accompanying prospectus as previously supplemented and the documents incorporated by reference herein and therein, carefully before you invest. Such documents contain information you should consider when making your investment decision. The information included in the registration statement on Form F-3 (SEC File No. 333-120668), filed with the Securities and Exchange Commission on November 22, 2004, and the Prospectus Supplements dated February 16, 2005 (No. 1), April 12, 2005 (No. 2) and January 18, 2006 (No. 3), is hereby incorporated by reference into this prospectus supplement no. 4.
Our common stock is traded on the Nasdaq National Market under the symbol “XING.” The closing price of our common stock on February 1, 2006 was $6.96.
INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE THE RISK FACTORS IN THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is February 3, 2006

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $100,000,000, of which this offering is a part. Prior to the issuance of these warrants, we sold an aggregate of 4,000,000 shares and 1,105,000 warrants under our shelf registration statement representing an aggregate of $37,354,300 of registered securities.
In the prospectus, we provide you with a general description of the shares of our common stock that we are offering and specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us and about our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.
You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Find More Information” on page 14 of the accompanying prospectus before investing in our common stock and warrants. We are also incorporating by reference the documents listed on page 15 of the accompanying prospectus and future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.
You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus that is also part of this document. We have not authorized anyone to provide information different from that contained or incorporated in this prospectus supplement and the accompanying prospectus. We are offering to sell shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated in this prospectus supplement and the accompanying prospectus is accurate only as of the date of such information, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock.
USE OF PROCEEDS
We will not receive any proceeds from the issuance of the 150,000 warrants being registered hereunder. If all of the 150,000 warrants are exercised for cash, of which there can be no assurance, we may receive gross proceeds of $1,218,750. We plan to use the net proceeds from the cash exercise of the warrants, if any, for general corporate and working capital purposes.

Pending application of the proceeds of the sale of securities, we may invest the net proceeds of the sale in short-term, investment-grade, U.S. dollar-denominated, interest-bearing instruments.
DILUTION
The net tangible book value of our common stock on December 31, 2004 was $61.8 million, or approximately $3.71 per share. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the total number of shares of our common stock outstanding. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Without taking into account any other changes in net tangible book value after December 31, 2004, other than our previous sales of an aggregate of 4,000,000 shares during 2005 and 2006 under our shelf registration statement, our net tangible book value would have been $87.1 million, or approximately $4.22 per share. This represents an immediate accretion in net tangible book value of approximately $0.18 per share to existing stockholders and an immediate dilution in net tangible book value of $2.28 per share to new investors.
PLAN OF DISTRIBUTION
This prospectus supplement relates to the issuance by us of 150,000 common stock purchase warrants to purchase 150,000 shares of our common stock at $8.125 per share at any time until January 17, 2010. This prospectus supplement also relates to the 150,000 shares of common stock underlying the 150,000 warrants being issued.
Each of the holders of the 150,000 warrants may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the warrantholder would be required to comply with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, Rule 415(a)(4) under the Securities Act and Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants by the warrantholder. Under these rules and regulations, the warrantholders:
*	may not engage in any stabilization activity in connection with our securities; and

*	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until such time as it has completed its participation in the distribution.